Filed Pursuant to Rule 425
Registration Number 333-124825

TRINITY PARTNERS AND FREESEAS ANNOUNCE ACQUISITION

OF THIRD DRYBULK VESSEL

New York, New York and Piraeus, Greece, June 17, 2005 – Trinity Partners Acquisition Company Inc. (OTCBB: TPQCA; TPQCB) and FreeSeas Inc. jointly announced today the acquisition by FreeSeas of its third drybulk vessel. FreeSeas acquired the vessel charter-free through its wholly-owned subsidiary, Adventure Four S.A., and is renaming it the M/V “Free Fighter.”

The M/V “Free Fighter” is a 1982 HandyMax drybulk carrier with capacity of approximately 40,000 dwt. FreeSeas purchased the M/V “Free Fighter” for $11,025,000, and financed $7,000,000 of the purchase price through a Committed Term Loan Facility from a bank. FreeSeas’ principal shareholders funded the balance of the purchase price through a loan to FreeSeas.

This acquisition increases FreeSeas’ fleet to three drybulk carriers. FreeSeas currently operates the M/V “Free Destiny” and the M/V “Free Envoy.” These Handysize drybulk carriers have cargo capacities of 25,240 and 26,318 deadweight tons (dwt), respectively, and are deployed under time period charter arrangements. Drybulk carriers are employed for seaborne transportation of key commodities and raw materials such as iron and steel, fertilizers, minerals, forest/agricultural products (soybeans, wheat, corn), sugar, salt, ores, bauxite, alumina, cement and other construction materials transported in bulk.

FreeSeas and Trinity Partners previously announced on May 12, 2005, the filing with the Securities and Exchange Commission of a preliminary proxy statement seeking approval of the merger of Trinity Partners with and into FreeSeas. The consummation of the merger is subject to, among other things, the mailing of a final proxy statement and obtaining the requisite vote of the Class B stockholders of Trinity Partners. There can be no assurance that the proposed transaction will be consummated.

Shareholders of Trinity Partners are urged to read the registration statement filed with the Securities and Exchange Commission because it contains important information. The registration statement, including its exhibits, can be obtained from the SEC’s web site at http://www.sec.gov, free of charge.

Safe Harbor Statement

This press release contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results may differ due to factors such as material adverse events affecting either company or the ability of either company to satisfy the conditions to completion of the business combination. Readers are referred to Trinity’s most recent periodic and other reports filed with the Securities and Exchange Commission.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.

     For further information:

Lawrence Burstein, President
Trinity Partners Acquisition Company Inc.
(212) 696-4282
lburstein@unitycapital.com

Nicolas Bornozis
Capital Link, Inc. New York (for FreeSeas)
(212) 661-7566
nbornozis@capitallink.com